Exhibit 3.1
ARTICLES OF ORGANIZATION
OF
HOMETOWN ENERGY, LLC
     Pursuant to Section 301 of the Iowa Limited Liability Company Act, the undersigned forms the limited liability company by adopting the following Articles of Organization for the limited liability company:
ARTICLE I
     The name of this limited liability company is Hometown Energy, LLC (the “Company”).
ARTICLE II
     The street address of the initial registered office of the Company in the State of Iowa is 666 Grand Ave., Suite 2000, Des Moines, IA 50309, and the name of its initial registered agent at such address is Valerie Bandstra.
ARTICLE III
     The street address of the principal office of the Company in the State of Iowa is 951 North Linn Avenue, New Hampton, Iowa 50659.
ARTICLE IV
     The duration of the Company shall be perpetual unless dissolved as provided in the operating agreement of the Company.
ARTICLE V
     The management of the Company shall be vested in its managers who shall be selected in the manner described in the Operating Agreement of the Company. The members of the Company are not agents of the Company for the purpose of its business or affairs or otherwise. No manager, member, agent, employee, or any other person shall have any power or authority to bind the Company in any way except as may be expressly authorized by the Operating Agreement of the Company or unless authorized to do so by the managers of the Company.
ARTICLE VI
     Section 6.1. A manager of this Company or a member with whom management of the Company is vested shall not be personally liable to the Company or its members for monetary damages for breach of fiduciary duty as a manager, except for liability (i) for any breach of the manager or members duty of loyalty to the Company or its members, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, or (iii) for a transaction from which the manager or member derived an improper personal benefit or a wrongful distribution in violation of Section 807 of the Iowa Limited Liability Company Act.
     Section 6.2. The Company may, by action of the manager(s), provide indemnification to such of the officers, employees and agents of the Company to such extent and to such effect as the manager(s) shall determine to be appropriate and authorized by applicable law.
     Section 6.3. The rights and authority conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the articles of organization or operating agreement of the Company, agreement, vote of members or disinterested manager(s), or otherwise.
     Section 6.4. Any repeal or amendment of this Article by the members of the Company shall not adversely affect any right or protection of a member, manager, or officer existing at the time of such repeal or amendment.
Dated November 30, 2005

/s/ Stephen K. Eastman
Steve Eastman, Organizer

FILED
IOWA
SECRETARY OF STATE

12-7-05
3:35PM
W445040

2